[redacted]

10027333

UNITED STATES
ɩITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65365

BB 2/26

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mercanti Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 South Sixth Street, Suite 3720
(No. and Street)

Minneapolis	Minnesota	55402
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia M. Johnson (612)-333-0130 x 224
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 12 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/1

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James A. D'Aquila, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercanti Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

2/10/10

Signature

CEO

Title

Notary Public

CYNTHIA M JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1/31/15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition/Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mercanti Securities, LLC

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Mercanti Securities, LLC (Company), a wholly-owned subsidiary, as of December 31, 2009, and the related statements of loss, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercanti Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 9, 2010

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Mercanti Securities, LLC

Statement of Financial Condition

December 31	2009
ASSETS	
Cash and Cash Equivalents	$ 174,987
Accounts Receivable	25,000
Prepaid Expenses	4,228
Total Assets	$ 204,215
LIABILITIES AND MEMBER'S EQUITY	
Liability - Due to Parent	$ 152,420
Member's Equity	51,795
Total Liabilities and Member's Equity	$ 204,215

See notes to financial statements.

Mercanti Securities, LLC

Statement of Loss

Year Ended December 31		2009
Revenue		
Advisory fees	$	50,000
Interest income		486
Total Revenue		50,486
Operating Expenses		141,596
Net Loss	$	(91,110)

See notes to financial statements.

Mercanti Securities, LLC

Statement of Changes in Member's Equity

Description	2009
Balance, December 31, 2008	$ 107,905
Member's Contribution	**35,000**
Net Loss	**(91,110)**
Balance, December 31, 2009	**$ 51,795**

See notes to financial statements.

Mercanti Securities, LLC

Statement of Cash Flows

Year Ended December 31	2009
Operating Activities	
Net loss	$ (91,110)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(25,000)
Prepaid expenses	(504)
Due to Parent	106,277
Net Cash Provided by Operating Activities	(10,337)
Financing Activity	
Member's contribution	35,000
Net Increase in Cash and Cash Equivalents	24,663
Cash and Cash Equivalents	
Beginning of year	150,324
End of year	$ 174,987

See notes to financial statements.

Mercanti Securities, LLC

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Mercanti Securities, LLC (Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and is a wholly-owned subsidiary of Mercanti Group, LLC (Parent). The Company primarily provides merger and acquisition advisory services. The Company shares office space with its Parent in Minneapolis, Minnesota and Los Angeles, California.

The Parent sold its assets to an unrelated party in December 2009. In connection with the sale the Company intends to withdraw and de-register as a broker/dealer in 2010.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include bank money market accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Credit Risk

The Company maintains bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Revenue Recognition

Advisory fees are recognized primarily as transactions are completed and services are rendered.

Accounts Receivable

Management reviews individual accounts as they become past due to determine collectability. An allowance for doubtful accounts is adjusted periodically based on management's consideration of past due accounts. Individual accounts are charged against the allowance when collection efforts have been exhausted. Half of the balance in accounts receivable at December 31, 2009, has subsequently been collected.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, net capital under the rule was $22,567 and net capital was in excess of the required minimum net capital by $12,406. Aggregate indebtedness was $152,420 at December 31, 2009, resulting in a ratio of aggregate indebtedness to net capital of 6.75 to 1.

The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c-3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

Mercanti Securities, LLC

Notes to Financial Statements

3. Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

4. Related Party Transactions and Balance

The Company has a cost-sharing agreement with its Parent to share expenses for office space, equipment, personnel and other services based on estimated usage. The agreement required a minimum monthly expense allocation of $9,094 through July 2009. Effective August 1, 2009, the Company amended the agreement to require a minimum expense allocation of $5,114. Total shared expenses incurred under the agreement was approximately $106,000 in 2009. The Company is responsible for its own direct expenses. The balance due the Parent is noninterest bearing, unsecured, and due on demand.

5. Concentration

Advisory retainer fees revenue in 2009 was earned from one client.

6. Subsequent Event

Management has evaluated subsequent events through February 9, 2010, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Mercanti Securities, LLC (Company) as of and for the year ended December 31, 2009, and have issued our report thereon dated February 9, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 9, 2010

Mercanti Securities, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31		2009
Net Capital		
Member's equity	$	51,795
Nonallowable assets:		
Accounts receivable		(25,000)
Prepaid expenses		(4,228)
Net Capital	$	22,567
Computation of Net Capital Requirement		
Net Capital	$	22,567
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)		10,161
Excess net capital	$	12,406
Aggregate Indebtedness		
Total liabilities	$	152,420
Ratio of aggregate indebtedness to net capital		6.75
Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2009		
Net capital as reported by the Company	$	22,567
Net audit adjustments		-
Net Capital	$	22,567

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Mercanti Securities, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Mercanti Securities, LLC (Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 9, 2010

Mercanti Securities, LLC

Financial Statements and Supplementary Information

December 31, 2009